Exhibit 15.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Amendment No. 1 to Registration Statement No. 333-128742 on Form F-3 and in Registration Statement No. 333-107102 on Form S-8 of our report dated April 16, 2007, relating to the consolidated financial statements (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the differences between International Financial Reporting Standards as adopted by the European Union and accounting principles generally accepted in the United States of America) of Mittal Steel Company N.V. and management’s report on the effectiveness of internal control over financial reporting, appearing in this Annual Report on Form 20-F of Mittal Steel Company N.V. and subsidiaries for the year ended December 31, 2006.

Rotterdam, The Netherlands

April 16, 2007

/s/ Deloitte Accountants B. V.